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                               Mixson Corporation
                               7635 W. 28th Avenue
                             Hialeah, Florida 33016

                               September 24, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549
Attn:  Mr. Dan Horwood

         Re:    Mixson Corporation
                Application for Withdrawal of Registration Statement on Form S-1 Commission File No. 333-35954

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Mixson Corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-35954 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 1, 2000.

         The Company requests withdrawal of the Registration Statement because, due to uncertain market conditions, it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of the Company's common stock have been sold under the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Lawrence B. Mandala of Baker & McKenzie, legal counsel to the Company in connection with the Registration Statement, at (214) 978-3070.

                                                          Sincerely,

                                                          Mixson Corporation

                                                          /s/ Joseph A. Rotmil
                                                          --------------------
                                                          Joseph A. Rotmil
                                                          President

cc:      Lawrence B. Mandala, Esq.